SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07001177

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66955 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goodbody Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Park Ave.
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

PROCESSED
APR 13 2007
THOMSON FINANCIAL

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

______________________________
Signature

______________________________
Title

______________________________
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FACING PAGE

**Information Required of Brokers and Dealers**

**Pursuant to Section 17 of the Securities Exchange Act of 1934 and**

**Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JAN 1ST 2006** AND ENDING **DEC 31ST 2006**

8-66955

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**GOODBODY SECURITIES INCORPORATED**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.


SECURITIES AND EXCHANGE
RECEIVED
MAR 2 2007
BRANCH OF REGISTRATIONS
AND
03

**405 PARK AVENUE**

(No. and Street)

**NEY YORK, NEW YORK 10022 USA**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**PAUL CURTIN +353 1 6419261**

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

**KPMG**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

**1 HARBORMASTER PLACE, IFSC, DUBLIN1 IRELAND**

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as*

## OATH OR AFFIRMATION

I, PAUL CURTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goodbodys Securities Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature: ____________________

Title: Company Director



Notary Public

This report ** contains (check all applicable boxes)

| | | |
|---|---|---|
| X | (a) | Facing Page |
| X | (b) | Statement of Financial Condition |
| X | (c) | Statement of Income. |
| X | (d) | Statement of Cash Flows |
| X | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| X | (g) | Computation of Net Capital |
| | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 |
| | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3. |
| | (j) | A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. |
| | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| X | (l) | An Oath or Affirmation. |
| | (m) | A copy of the SIPC Supplemental Report. |
| | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## STATEMENT OF FINANCIAL CONDITION
### As at 31 December 2006

| | 2006 $ |
|---|---|
| **Assets** | |
| Cash | 402,155 |
| Failed to deliver account | 535,235 |
| Accounts receivable | 2,778,197 |
| Income tax receivable | 4,665 |
| Deferred tax asset | 22,352 |
| | **3,742,604** |
| Property and Equipment, net | 1,762 |
| | **1,762** |
| **Total assets** | **3,744,366** |
| **Current Liabilities** | |
| Failed to receive account | 2,778,103 |
| Accounts payable and other accrued expenses | 545,234 |
| **Total liabilities** | **3,323,337** |
| **Commitments** | |
| Stockholders' equity | |
| Common stock, part value \$0.01. Authorized 3,000 shares | |
| Issued and outstanding 1 share at \$0.01 per share | 0 |
| Additional paid in capital | 450,000 |
| Accumulated deficit | (28,970) |
| **Total stockholders' equity** | **421,029** |
| **Total liabilities and stockholder's equity** | **3,744,366** |

The accompanying notes are an integral part of the financial statements





END